SCHLUMBERGER LIMITED

5599 San Felipe

Houston, TX 77056

VIA EDGAR

May 13, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michael Purcell

Re:	Schlumberger Limited

Registration Statement on Form S-4

Filed April 29, 2024

File No. 333-278976

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Schlumberger Limited hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 P.M., Eastern Time, on May 15, 2024, or as soon as practicable thereafter.

Please direct any questions regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

SCHLUMBERGER LIMITED

/s/ Dianne B. Ralston
Name: Dianne B. Ralston
Title: Chief Legal Officer and Secretary

cc:	Ryan J. Maierson, Latham & Watkins LLP

Christopher R. Drewry, Latham & Watkins LLP

Thomas Verity, Latham & Watkins LLP